

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 3, 2017

J. Daniel Moon, IV
President, Chief Executive Officer
and Chief Financial Officer
SSB Bancorp, Inc.
8700 Perry Highway
Pittsburgh, PA 15237

> **Re: SSB Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2017**
> **File No. 333-220403**

Dear Mr. Moon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Value of the 401(k) Plan Assets, page 3

2.   Please explain why you believe you only need to register 57,100 shares on behalf of Plan participants if the approximate market value of Plan assets is $577,100 and all Plan participants could elect to invest 100% of their account balances in the offering.

Risk Factors

Risks Related to Our Business, page 18

3.   Please revise to include a risk factor related to your concentration of one- to four-family residential real estate loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations of SSB Bank

Comparison of Results of Operations for the Years Ended December 31, 2016 and 2015 - Non-Interest Income, page 78

4.   Please tell us in detail and revise to discuss the underlying reasons for the $372,000 decrease in fair value on loans designated as held for sale at December 31, 2016. Specifically, discuss the amount of fair value decrease related to credit risk and tell us if you measured the fair value of commercial and residential loans separately in accordance with ASC 948-310-35-3.

Financial Statements

Note 4 – Unrealized Losses on Securities, page F-19

5.   We note you disclose $23 million of unrealized losses for 12 months or longer on obligations of state and political subdivisions at June 30, 2017. You also disclose that the fair value declines are the result of interest rate changes, sector credit rating changes or company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

- Please provide us a listing of these securities detailing the costs, unrealized losses, and the length of time they have been in an unrealized loss position.

- Please provide us your other-than-temporary impairment analysis performed on these securities as of June 30, 2017. Please identify the evidence you considered, explain the relative significance of each piece of evidence and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

- Please revise to include enhanced disclosure that provides insight into your rationale for concluding that the impairment was not other-than-temporary. Refer to ASC 320-10-50-6b for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Victor L. Cangelosi, Esq.
        Kent M. Krudys, Esq.